Exhibit 99.1

Daqo New Energy Receives Government Approval for Entire Phase 4 Capacity Expansion

CHONGQING, China, May 24, 2018 -- Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it has received government approval of its Phase 4 capacity expansion plan in its entirety and signed an investment agreement with the local government.

The Phase 4 expansion plan will expand the Company’s manufacturing capacity in Shihezi, Xinjiang Uygur Autonomous Region, by a total of 70,000 MT in two Phases, Phase 4A and 4B, which will each consist of 35,000 MT expanded manufacturing capacity. We began the design, construction and installation of the new facilities for Phase 4A in early May 2018, with pilot production expected to commence in the fourth quarter of 2019 before ramping up to full 35,000 MT annual production capacity in the first quarter of 2020. Phase 4A compliments Phase 3B of the Company’s capacity expansion which will increase the total annual production capacity from 18,000 MT to 30,000 MT by the first quarter of 2019.

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “Government approval of Phase 4 in its entirety is another milestone in our long-term expansion plan and demonstrates our commitment to meeting the surging demand for ultra-high purity polysilicon from our customers. As part of our investment agreement with the local government, our electricity rate will decrease to RMB0.20/kwh (VAT included) when we fully ramp up our Phase 4A project in Q1 2020. Our current electricity rate is RMB0.29/kwh (VAT included), which is expected to decrease to RMB0.24/kwh (VAT included) when we fully ramp up our Phase 3B project in Q1 2019. The reduced electricity rates and the additional capacity will improve our manufacturing efficiency and strengthen our leadership position in terms of cost structure. With grid parity rapidly approaching, I am confident that demand for our ultra-high purity mono-crystalline-grade polysilicon will remain strong going forward. We will continue to strategically plan for our future as we further improve our cost structure and polysilicon purity, and expand our capacity to strengthen our leadership position in the industry.”

ABOUT DAQO NEW ENERGY CORP.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon and solar wafers. Daqo primarily sells its products to solar cell and solar module manufacturers across the globe and is also a leading supplier of ultra-high-quality polysilicon for the production of high-efficiency mono-crystalline solar products.  Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang Province currently has annual polysilicon production capacity of 18,000 metric tons, and the Company is undergoing capacity expansion to reach annual polysilicon production capacity of 30,000 metric tons by the end of 2018. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

SOURCE: Daqo New Energy Corp.

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information about Daqo New Energy, please visit http://daqo.gotoip1.com/